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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Russ Berrie and Company, Inc.
(Name of Issuer)
Common Stock, $0.10 stated value
(Title of Class of Securities)
782233 10 0
(CUSIP Number)
Joel I. Greenberg, Esq.
Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022
(212) 836-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	782233 10 0	Page	2	of	15

1	NAMES OF REPORTING PERSONS: Josh Weston

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		21,300 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Common Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		21,300 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,300 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	782233 10 0	Page	3	of	15

1	NAMES OF REPORTING PERSONS: Raphael Benaroya

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		33,405 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Common Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		33,405 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,405 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	782233 10 0	Page	4	of	15

1	NAMES OF REPORTING PERSONS: Ilan Kaufthal

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		21,000 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Common Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		21,000 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,000 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	782233 10 0	Page	5	of	15

1	NAMES OF REPORTING PERSONS: Norman Seiden

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Common Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	782233 10 0	Page	6	of	15

1	NAMES OF REPORTING PERSONS: Myron Rosner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Common Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 7 of 15 Pages

AMENDMENT NO. 2 TO SCHEDULE 13D
     The Statement on Schedule 13D relating to the common stock, $0.10 stated value per share (“Common Shares”), of Russ Berrie and Company, Inc., a New Jersey corporation (the “Company”), filed on January 6, 2003 (the “Original 13D”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on May 5, 2004 (“Amendment No. 1”), is hereby amended and restated as described below.
     As reported in the Original 13D, at the time of the death of Mr. Russell Berrie (which occurred on December 25, 2002), Ms. Angelica Berrie and Messrs. Weston, Benaroya, Kaufthal and Norman Seiden (the “Added Trustees”) became Stock Trustees of The Russell Berrie 2002A Trust (the “Trust”), as defined in the Trust Indenture governing such Trust, in addition to Myron Rosner, who was and remains a Stock Trustee of such Trust. At such time, as Mr. Rosner already had a Statement on Schedule 13D (the “Rosner 13D”) on file with the Securities and Exchange Commission with respect to Common Shares of the Company, he did not join in the Original 13D, but continued to file his required reports separately1. At this time, however, in order to avoid duplicative reporting, and for purposes of clarity and convenience, Mr. Rosner has determined to discontinue such separate reporting. Therefore, in addition to describing changes in information included in the Original 13D, as amended, this Amendment No. 2 adds Mr. Rosner as a reporting person hereunder, and as such, also updates information included in the Rosner 13D, as amended. In addition, in light of the filing of a separate Statement on Schedule 13D by Ms. Berrie on March 15, 2006, this Amendment No. 2 also removes Ms. Berrie as a reporting person hereunder. As a result of the foregoing, the Original 13D, as amended by Amendment No. 1, is hereby amended and restated in its entirety as follows:

ITEM 1.	SECURITY AND ISSUER
          This statement relates to the Common Stock, $0.10 stated value per share (“Common Shares”), of Russ Berrie and Company, Inc., a New Jersey corporation (the “Company”), with principal executive offices at 111 Bauer Drive, Oakland, New Jersey 07436.

ITEM 2.	IDENTITY AND BACKGROUND
(a)	Josh Weston, Raphael Benaroya, Ilan Kaufthal, Norman Seiden and Myron Rosner are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

(b) - (c)	Mr. Weston is Chairman of the Board of the Company and Honorary Chairman of Automatic Data Processing, Inc., a computerized transaction processing, data communication and information services company. The corporation’s (and Mr. Weston’s) business address is One ADP Boulevard, Roseland, New Jersey 07068.

Mr. Benaroya is Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., which operates a chain of retail specialty stores. The corporation’s (and Mr. Benaroya’s) business address is 365 West Passaic Street, Rochelle Park, New Jersey 07662.

[1]	Myron Rosner filed a Statement on Schedule 13D relating to the Common Shares of the Company on February 21, 2002, as amended by Amendment Numbers 1 through 9, filed on each of March 18, 2002, May 9, 2002, July 10, 2002, August 9, 2002, August 22, 2002, September 19, 2002, January 6, 2003, May 4, 2004 and October 27, 2004, respectively.

Page 8 of 15 Pages

Mr. Kaufthal is Vice Chairman — Investment Banking of Bear, Stearns & Co., Inc., an investment banking firm. The firm’s (and Mr. Kaufthal’s) business address is 383 Madison Avenue, New York, New York 10179.

Mr. Seiden is Vice President — Herrod Construction, a construction company. The corporation’s (and Mr. Seiden’s) business address is 200 Old Palisade Road, Suite 17D, Fort Lee, New Jersey 07024.

Mr. Rosner is Of Counsel to the law firm of Wilentz, Goldman & Spitzer P.A. The firm’s (and Mr. Rosner’s) business address is 90 Woodbridge Center Drive, Woodbridge, New Jersey 07095.

(d) - (e)	During the last five years, none of Messrs. Weston, Benaroya, Kaufthal, Seiden and Rosner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding such reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Weston, Benaroya, Kaufthal, Seiden and Rosner is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Pursuant to the terms of the Trust Indenture of the Trust, dated June 10, 2002 (the “Trust Indenture”), upon the death of Mr. Russell Berrie, the Added Trustees became Stock Trustees of the Trust (as defined in the Trust Indenture); Mr. Rosner, who was a Stock Trustee at such time, remains a Stock Trustee of the Trust. Immediately prior to the date of the transaction described below, the Trust held 2,771,988 Common Shares. In addition, Messrs. Kaufthal and Rosner (along with Ms. Berrie) became executors of the Estate of Mr. Russell Berrie (the “Estate”) effective January 6, 2003. Immediately prior to the date of the transaction described below, the Estate held 1,852,463 Common Shares. With respect to any other Common Shares that are beneficially owned by the reporting persons, the Common Shares owned by them were acquired for cash, and any options held by them were granted pursuant to the Company’s various stock option plans.

On March 28, 2006, the executors of the Estate distributed all 1,852,463 Common Shares held by the Estate to the Trust, in accordance with the Last Will and Testament of Mr. Russell Berrie admitted to Probate by the Surrogate of Bergen County, New Jersey, January 6, 2003. Immediately thereafter, on March 28, 2006, in accordance with the terms of the Trust Indenture, the Trust made a disposition of all Common Shares held by it (including the Common Shares received pursuant to the preceding sentence), totaling 4,624,451 Common Shares (the “Transferred Shares”), to The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (the “Foundation”). Also as of March 28, 2006, consistent with the intent of the Trust Indenture, all the Stock Trustees of the Trust (the “Trustees”), as such, and the Foundation entered into a Receipt, Release, Refunding and Share Voting and Disposition Agreement (the “Voting Agreement”) pursuant to which, among other things, the Trustees, as such, collectively retained the sole power to vote and to dispose of all Transferred Shares, as well as any securities of the Company received by the Foundation in respect of the Transferred Shares, until December 25, 2007 or until such Voting Agreement is earlier terminated as provided therein (the “Retained Rights”). Notwithstanding the foregoing, the Retained Rights automatically terminate as to the relevant shares upon their disposition by the Foundation as directed by the Trustees, which occurred on August 10, 2006. The Voting Agreement is attached hereto as Exhibit 2. As a result of the Retained Rights, although the economic benefits of ownership of the Transferred Shares were transferred to the Foundation, the Trustees, as such, collectively continued to retain sole beneficial ownership of such shares for purposes of Section 13(d)

Page 9 of 15 Pages

of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) until the termination of the Retained Rights, and the Foundation’s beneficial ownership of Common Shares for such purposes did not increase as a result of the transaction.

ITEM 4.	PURPOSE OF THE TRANSACTION
The securities were acquired as described in Item 3 above. On August 4, 2006, the Trustees authorized the sale by the Foundation, on the terms hereinafter described, of all the Transferred Shares (as referred to in Item 3) in conjunction with the sale by the Foundation of all other Common Shares owned by it, which was simultaneously authorized by the Board of Trustees of the Foundation after considering offers that had recently been received by the Foundation for the purchase of all of its shares. On the same date, the Foundation entered into a Share Purchase Agreement, dated August 4, 2006, by and among the Foundation and certain investment entities associated with Prentice Capital Management L. P. listed on a schedule attached thereto (the “Initial Sale Agreement”) for the sale of 8,799,466 Common Shares, including the Transferred Shares and constituting all of the Common Shares owned by the Foundation (collectively, the “Foundation Shares”), at a price of $11.30 per share payable in cash. The Initial Sale Agreement is attached hereto as Exhibit 3. The sale of the Foundation Shares pursuant to the Initial Sale Agreement was subject to the Board of Directors of the Company taking certain action relating to its reconstitution and satisfaction of other customary closing conditions. At the request of the purchasers under the Initial Sale Agreement, the Foundation, with the approval of the Trustees, and the other parties to the Initial Sale Agreement amended and restated such agreement as of August 9, 2006, so as to reduce the number of Common Shares to be sold pursuant thereto by one-half and to make certain other immaterial changes (as so amended, the “Revised Sale Agreement”) and the Foundation, with the approval of the Trustees, simultaneously entered into a substantively identical Share Purchase Agreement pursuant to which D.E. Shaw Laminar Portfolios, LLC agreed to purchase one-half of the Foundation Shares on the same terms and conditions as contained in the Revised Sale Agreement (the “Companion Sale Agreement”). The Revised Sale Agreement and the Companion Sale Agreement are attached hereto as Exhibits 4 and 5. On August 10, 2006, the Foundation sold all of the Foundation Shares in accordance with the terms and conditions of the Revised Sale Agreement and the Companion Sale Agreement. Simultaneously with the consummation of such sale of the Foundation Shares, Ms. Berrie and Mr. Kaufthal resigned as members of the Company’s Board of Directors.

The reporting persons may, as Trustees, depending on their respective assessments of the prospects of the Company and other factors, elect to acquire Common Shares. In addition, the reporting persons may, in their individual capacities, elect to acquire Common Shares or dispose of Common Shares.

Except as described above, none of the reporting persons have, either with respect to the Common Shares over which they have voting and dispositive power as Trustees, or with respect to any other Common Shares held by any of them, any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Page 10 of 15 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	Aggregate amount and percentage of class beneficially owned by:

(i)	Josh Weston — 21,300 Common Shares (including currently exercisable options to acquire 15,000 Common Shares); 0.1%

(ii)	Raphael Benaroya — 33,405 Common Shares (including currently exercisable options to acquire 15,000 Common Shares); 0.2%

(iii)	Ilan Kaufthal — 21,000 Common Shares (including currently exercisable options to acquire 15,000 Common Shares); 0.1%

(iv)	Norman Seiden — 0 Common Shares; 0.0%

(v)	Myron Rosner — 0 Common Shares; 0.0%
Percentage beneficial ownership is calculated based on 20,835,372 Common Shares outstanding as of July 31, 2006, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

The Common Share holdings disclosed herein for Mr. Benaroya do not include the 315 Common Shares beneficially owned by his spouse, and Mr. Benaroya disclaims beneficial ownership of all such shares.
(b) (i)	Josh Weston has:
(1)	Sole power to vote or to direct the vote of:

21,300 Common Shares, representing 6,300 Common Shares and currently exercisable options to acquire 15,000 Common Shares;

(2)	Shared power to vote or to direct the vote of:

0 Common Shares;

(3)	Sole power to dispose or to direct the disposition of:

21,300 Common Shares, representing 6,300 Common Shares and currently exercisable options to acquire 15,000 Common Shares; and

(4)	Shared power to dispose or to direct the disposition of:

0 Common Shares

Page 11 of 15 Pages

(ii)	Raphael Benaroya has:
(1)	Sole power to vote or to direct the vote of:

33,405 Common Shares, representing 18,405 Common Shares and currently exercisable options to acquire 15,000 Common Shares;

(2)	Shared power to vote or to direct the vote of:

0 Common Shares;

(3)	Sole power to dispose or to direct the disposition of:

33,405 Common Shares, representing 18,405 Common Shares and currently exercisable options to acquire 15,000 Common Shares; and

(4)	Shared power to dispose or to direct the disposition of:

0 Common Shares
(iii)	Ilan Kaufthal has:
(1)	Sole power to vote or to direct the vote of:

21,000 Common Shares, representing 6,000 Common Shares and currently exercisable options to acquire 15,000 Common Shares;

(2)	Shared power to vote or to direct the vote of:

0 Common Shares;

(3)	Sole power to dispose or to direct the disposition of:

21,000 Common Shares, representing 6,000 Common Shares and currently exercisable options to acquire 15,000 Common Shares; and

(4)	Shared power to dispose or to direct the disposition of:

0 Common Shares
(iv)	Norman Seiden has:
(1)	Sole power to vote or to direct the vote of:

0 Common Shares;

(2)	Shared power to vote or to direct the vote:

0 Common Shares;

(3)	Sole power to dispose or to direct the disposition of:

0 Common Shares; and

(4)	Shared power to dispose or to direct the disposition of:

Page 12 of 15 Pages

0 Common Shares
(v)	Myron Rosner has:
(1)	Sole power to vote or to direct the vote of:

0 Common Shares;

(2)	Shared power to vote or to direct the vote:

0 Common Shares;

(3)	Sole power to dispose or to direct the disposition of:

0 Common Shares; and

(4)	Shared power to dispose or to direct the disposition of:

0 Common Shares
(c)	Other than as set forth below, none of the reporting persons have effected any transaction in Common Shares during the past sixty days: (i) the sale of all the Foundation Shares on August 10, 2006 described in Item 4 hereof, (ii) the sale by Mr. Rosner on August 14, 2006, of (A) 500 Common Shares in a brokerage transaction on the open market at a price of $11.34 per share, (B) 157 Common Shares in a brokerage transaction on the open market at a price of $11.37 per share, (C) 1,000 Common Shares in a brokerage transaction on the open market at a price of $11.30 per share and (D) 1,100 Common Shares in a brokerage transaction on the open market at a price of $11.32 per share and (iii) the sale by Mr. Rosner and Liesa Rosner on August 14, 2006, of 750 Common Shares in a brokerage transaction on the open market at a price of $11.31 per share.

(d)	Not applicable.

(e)	As of August 10th, 2006, each of the reporting persons ceased to be the beneficial owner of more than 5% of the Common Shares outstanding.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Other than as described in Items 3, 4 and 5 herein, none of the reporting persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Company.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 —	Joint Filing Agreement, dated March 28, 2006, among Messrs. Weston, Benaroya, Kaufthal, Seiden and Rosner.

Exhibit 2 —	Receipt, Release, Refunding and Share Voting and Disposition Agreement, dated as of March 28, 2006, among the Trustees and the Foundation.

Exhibit 3 —	Share Purchase Agreement, dated as of August 4, 2006, by and among the Foundation and certain investment entities listed on a schedule attached thereto.

Exhibit 4 —	Amended and Restated Share Purchase Agreement, dated as of August 9, 2006, by and among the Foundation and certain investment entities listed on a schedule attached thereto.

Page 13 of 15 Pages

Exhibit 5 —	Share Purchase Agreement, dated as of August 9, 2006, by and among the Foundation and D.E. Shaw Laminar Portfolios, LLC.

Page 14 of 15 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 18, 2006

/s/ Josh Weston
Josh Weston

/s/ Raphael Benaroya
Raphael Benaroya

/s/ Ilan Kaufthal
Ilan Kaufthal

/s/ Norman Seiden
Norman Seiden

/s/ Myron Rosner
Myron Rosner

Page 15 of 15 Pages

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated March 28, 2006, among Messrs. Weston, Benaroya, Kaufthal, Seiden and Rosner.

Exhibit 2	Receipt, Release, Refunding and Share Voting and Disposition Agreement, dated as of March 28, 2006, among the Trustees and the Foundation.

Exhibit 3	Share Purchase Agreement, dated as of August 4, 2006, by and among the Foundation and certain investment entities listed on a schedule attached thereto.

Exhibit 4	Amended and Restated Share Purchase Agreement, dated as of August 9, 2006, by and among the Foundation and certain investment entities listed on a schedule attached thereto.

Exhibit 5	Share Purchase Agreement, dated as of August 9, 2006, by and among the Foundation and D.E. Shaw Laminar Portfolios, LLC.